Exhibit 99.1

China Xiangtai Food Co., Ltd. Announces Appointments of New Independent Directors

CHONQING, China, Aug. 18, 2020 /PRNewswire/ -- China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) ("PLIN" or the "Company"), an emerging growth company engaged in the food processing business, today announced that it has appointed Mr. K. Bryce Toussaint and Mr. Scott Silverman as independent directors of the Company effective August 1, 2020 and August 14, 2020, respectively.

Mr. Toussaint is a highly accomplished, result-driven entrepreneur with more than 20 years of business experience, including extensive work in providing merger and acquisition consulting, raising capital (equity and debt), project and corporate finance, private equity due diligence and accounting systems integration, with an emphasis in the energy (renewable, E&P, and midstream), manufacturing, nutraceutical and technology industries. He is well versed on SEC rules and regulations as well as Generally Accepted Accounting Principles (GAAP) promulgated by the Financial Accounting Stands Board.

Mr. Silverman has over 25 years of business success on national and international levels, with a highly diverse knowledge of financial, legal and operations management, public company management, accounting and SEC regulations. Mr. Silverman specializes in establishing and streamlining back-office policies and procedures and implementing sound financial management and internal controls necessary for enterprise growth and scalability. Mr. Silverman has orchestrated investor exits for multiple companies, including direct participation in taking 7 companies public. He has also assisted in raising over $35 million for client companies, both public and private.

Ms. Zeshu Dai, Chairwoman and Chief Executive Officer of the Company commented, "We are honored to have Mr. K. Bryce Toussaint and Mr. Scott Silverman joining us as new independent directors. We regularly evaluate our board composition to ensure it includes the appropriate skills, experience and perspective necessary to drive growth for all PLIN's shareholders. The appointments reflect a thoughtful and deliberate process by our management team."

Ms. Dai continued, "Mr. K. Bryce Toussaint and Mr. Scott Silverman are joining us at an exciting time as we continue to push our strategic transformation plans forward and build closer and wider relationships with customers to fulfill our ultimate goal of maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner. We are confident that Mr. Toussaint's financial expertise and public company experience, along with Mr. Silverman's finance expertise will provide valuable perspectives to our strategy, help drive profitability and enhance value for all PLIN's shareholders. We look forward to their contributions."

About China Xiangtai Food Co., Ltd

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing. The Company's operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. Primarily focused on pork products, the Company also offers other fresh and processed products, including beef, lamb and poultries. Through the recent acquisition of Chongqing Ji Mao Cang Feed Co., Ltd, the Company has also expanded into the business of feed raw material and feed formula solutions. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://ir.plinfood.com/.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact
Mr. Xiaohui Wu, President
China Xiangtai Food Co., Ltd.
Phone: +86-1860-117-0697
Email: ir@plinfood.com

Investor Relations Contact
Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com